

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

David I. Rainer
Chief Executive Officer
Southern California Bancorp
12265 El Camino Real, Suite 210
San Diego, California 92130

> **Re: Southern California Bancorp**
> **Registration Statement on Form 10-12B**
> **Filed April 6, 2023**
> **File No. 001-41684**

Dear David I. Rainer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1. Please disclose the status of your application to be listed on the Nasdaq Capital Market. In this regard we note your disclosure on page 117 that you have "applied and received approval to list [your] common stock on the Nasdaq Capital Market," as well as your disclosure on page 49 that such "listing is not guaranteed." Please revise for consistency or advise.

2. We note that it appears that you intend to list your common stock on the Nasdaq Capital Market under Section 12(b) of the Exchange Act. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet Nasdaq's quantitative listing standards. In this regard, it does not appear that you are relying upon the direct listing standards, considering you have not filed a registration statement under the Securities Act of 1933.

<u>Business</u>
<u>Deposit Products, page 12</u>

3.   We note your response to our prior comment 9 and your revised disclosure. Please remove references to "expanded FDIC insurance" in this section and on page 54.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Finance

cc: Josh Dean, Esq.